N E W S R E L E A S E

September 14, 2018

Nevsun and Zijin Mining File and Mail Circulars for Take-Over Bid

Vancouver, BC, / Fujian, China -- Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) and Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) today announced that they have filed and mailed circulars with regard to Zijin’s previously disclosed friendly take-over bid to acquire all of the issued and outstanding shares of Nevsun for C$6.00 per share in cash (the “Offer”). The Offer is valued at C$1.86 billion.

The Nevsun directors’ circular, among other things, includes a unanimous recommendation from the Nevsun Board of Directors that Nevsun shareholders should tender their shares to the Zijin Offer. The Nevsun Board of Directors, acting on the recommendation of the Special Committee and after evaluating the Offer in consultation with Nevsun’s legal and financial advisors, has determined that the Offer is fair to Nevsun shareholders and in the best interests of Nevsun.

The filing and mailing of the Zijin take-over circular formally commences the take-over bid and sets an expiry date for the bid of December 28, 2018 unless the Offer is accelerated extended, or withdrawn. The cash consideration of C$6.00 per share represents a premium of 57% over Nevsun’s unaffected closing price of C$3.82 on May 7, 2018, the day Lundin Mining Corporation (“Lundin”) first publicly announced its intention to acquire Nevsun. In addition, the Offer is C$1.25 per Nevsun share, or 26%, more than the C$4.75 per share hostile take-over bid for Nevsun launched by Lundin on July 26, 2018.

The Offer is not subject to any financing conditions. The Offer is subject to approval under the Investment Canada Act and the Canadian Competition Act, approval by relevant authorities in China, as well as customary closing conditions.

The Nevsun and Zijin circulars are available under Nevsun’s profile on SEDAR at www.sedar.com, with the United States Securities and Exchange Commission at www.sec.gov and on Nevsun’s website at www.nevsun.com. Nevsun’s Board of Directors continues to recommend that Nevsun shareholders REJECT the hostile take-over bid launched by Lundin and NOT tender their shares to the Lundin offer, which will expire on November 9, 2018.

Advisors

Counsel for Nevsun's Special Committee is Borden Ladner Gervais LLP. The Special Committee's independent financial advisor is Citi. Counsel for the Company is Blake, Cassels & Graydon LLP and U.S. counsel is Gibson, Dunn & Crutcher LLP. The Company's financial advisor is BMO Capital Markets.

Counsel for Zijin is Fasken Martineau DuMoulin LLP and U.S. counsel is Jenner & Block LLP.  Zijin’s financial advisor is Morgan Stanley.

Forward Looking Statements

The above contains certain statements that are deemed forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information about the Zijin Offer to purchase all of the shares of Nevsun and the terms and conditions of an such offer including Zijin securing financing, regulatory approvals being obtained, other transaction conditions being satisfied and estimated timing for completion of a transaction with Zijin, the business, prospects and future activities of, and developments related to the Company, goals, strategies, future growth and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which are available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

Cautionary Statement Respecting the Offer

THE TAKE-OVER BID CIRCULAR AND THE DIRECTORS’ CIRCULAR CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN THEIR ENTIRETY BY NEVSUN’S SHAREHOLDERS. NEVSUN’S SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF THE TAKE-OVER BID CIRCULAR, DIRECTORS’ CIRCULAR, AND VARIOUS ASSOCIATED DOCUMENTS UNDER NEVSUN’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM AND ON THE SECURITIES AND EXCHANGE COMMISSION (SEC) WEBSITE AT WWW.SEC.GOV. NEVSUN’S SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS AS THEY CONTAIN IMPORTANT INFORMATION THAT NEVSUN SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WAS NOT MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, ZIJIN MINING MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	ZIJIN MINING GROUP CO. LTD. Lan Fusheng President & Vice Chairman

NEVSUN SHAREHOLDER QUESTIONS:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

NEVSUN MEDIA QUESTIONS:

Longview Communications Inc.
Alan Bayless – 604-694-6035 / abayless@longviewcomms.ca
Peter Block – 416-649-8008 / pblock@longviewcomms.ca
FOR FURTHER INFORMATION: David Jan Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

ZIJIN SHAREHOLDER QUESTIONS:

D.F. King, an AST Company
North America Toll Free: 1-866-822-1238
Collect Calls Outside North America: 1-212-771-1133
Email: inquiries@dfking.com

ZIJIN MEDIA QUESTIONS:

Navigator Ltd.
Mike Van Soelen - 416-307-3039 / mvansoelen@navltd.com
FOR FURTHER INFORMATION: Liu Qiang Board Secretary Zijin Investor Relations